Form 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Lion Electric Company (the “Company”)
921, chemin de la Rivière-du-Nord
Saint-Jérôme (Québec) J7Y 5G2

Item 2 Date of Material Change

December 1, 2024.

Item 3 News Release

A news release disclosing the material change was disseminated via the facilities of a recognized news service and filed on the System for Electronic Document Analysis and Retrieval (SEDAR+) on December 1, 2024.

Item 4 Summary of Material Change

On December 1, 2024, the Company announced a reduction of its workforce through temporary layoffs of approximately 400 employees, in both Canada and the United States, across all departments within the organization. Following this workforce reduction, the Company will have approximately 300 employees who will focus on the Company's bus manufacturing, sales and delivery operations as well as assisting customers with the servicing and maintenance of vehicles on the road. The Company also announced that its manufacturing operations at its facility located in Joliet, Illinois will also be suspended as a result of this workforce reduction.

Mr. Nicolas Brunet also announced that he would be stepping down as President of the Company with immediate effect.

Item 5 Full Description of Material Change

See item 4 above.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Dominique Perron, Chief Legal Officer and Corporate Secretary
Telephone: +1 (450) 432-5466

Item 9 Date of Report

December 1, 2024